UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
of the Securities Exchange Act of 1934

TLC VISION CORPORATION
(Name of Subject Company (Issuer) )
TLC VISION CORPORATION
(Name of Filing Person (Offeror))
Common Shares
(Title of Class of Securities)
872549100
(CUSIP Number of Class of Securities)
Brian L. Andrew
General Counsel and Secretary
TLC Vision Corporation
16305 Swingley Ridge Rd.
Suite 300
Chesterfield, MO 63017
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

David Chaikof, Esq. Torys LLP Suite 3000, 79 Wellington St. West P.O. Box 270, TD Centre Toronto, Ontario M5K 1E2 (416) 865-0040	Andrew Beck, Esq. Torys LLP 237 Park Avenue New York, New York 10017-3142 (212) 880-6000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

N/A	N/A

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: [_] Not applicable. Filing party: [_] Not applicable.
Form or Registration No.: [_] Not applicable. Date filed: [_] Not applicable.
[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third party tender offer subject to Rule 14d-l.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to schedule 13D under Rule 13d-2.
[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 12. Exhibits
(a)     Press release of TLC Vision Corporation dated April 10, 2007.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit

(a)	Press release of TLC Vision Corporation dated April 10, 2007.